July 28, 2025

Chan Chun Ying
Chief Executive Officer
BAO Holding Limited
Unit A4, 5/F
Tsing Yi Industrial Centre Phase 1
Nos. 1-33 Cheung Tat Road
Tsing Yi, New Territories
Hong Kong

       Re: BAO Holding Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 17, 2025
           CIK No. 0002049184
Dear Chan Chun Ying:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1
Capitalization, page 43

1. We note that a cash dividend was declared and paid subsequent to March 31, 2025.
       Please revise to include a column that reflects these transactions,
labeled    Pro Forma   ,
       and presented before the As Adjusted column. Such changes should also be reflected in the dilution section.
 July 28, 2025
Page 2
Consolidated Financial Statements
Note 17 - Subsequent events, page F-22

2. Please revise to specify the date on which the financial statements were issued. In this regard, we note that the date is currently blank.
Exhibit Index, page II-4

3. We note that your exhibits 10.18-10.21 have not been filed in a text-searchable format. Please refile these exhibits in a text-searchable format.

       Please contact Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Darrin M. Ocasio, Esq.